
WELCOME
ROCHESTER
CENTER CITY
FLOUR CITY · FLOWER CITY
CITY OF ROCHESTER, NY
THE RICHARD PINE THEATRE

FORM OF SUBSCRIPTION AGREEMENT

Meridian Growth Collective LLC

A New York Limited Liability Company

NOTICE

ALL PROSPECTIVE MEMBERS OF MERIDIAN GROWTH COLLECTIVE LLC MUST COMPLETE AND SIGN THIS ENTIRE SUBSCRIPTION AGREEMENT ONLINE THROUGH THE REGISTERED INVESTOR PORTAL. NOTHING NEEDS TO BE PRINTED, MAILED, OR RETURNED. THIS AGREEMENT IS TO BE USED ONLY IN CONJUNCTION WITH AN INVESTMENT IN THE SECURITIES OFFERED THROUGH THE FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

NASAA LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN REVIEWED OR RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THE FORM C OR THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SIGNING THIS AGREEMENT CONSTITUTES YOUR SIGNATURE ON THE COMPANY'S OPERATING AGREEMENT. IF YOU HAVE NOT ALREADY READ THAT AGREEMENT, YOU SHOULD DO SO NOW.

REGULATION CROWDFUNDING EXEMPTION LEGEND

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

TRANSFER AND RESALE RESTRICTION LEGEND

THE SECURITIES SUBSCRIBED FOR ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER RULE 501 OF REGULATION CROWDFUNDING AND THE COMPANY'S OPERATING AGREEMENT. THE SECURITIES MAY NOT BE TRANSFERRED FOR ONE YEAR FROM THE DATE OF PURCHASE EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING. NO TRANSFER, SALE, PLEDGE, OR OTHER DISPOSITION OF THE SECURITIES OR ANY INTEREST THEREIN MAY BE MADE AT ANY TIME EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND ONLY WITH THE MANAGER'S APPROVAL, SUBJECT TO THE RIGHTS OF FIRST REFUSAL IN THE OPERATING AGREEMENT, AND UPON THE COMPANY'S RECEIPT OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL AS TO THE AVAILABILITY OF SUCH EXEMPTION.

NO GOVERNMENT OR SEC APPROVAL LEGEND

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS AGREEMENT OR RELATED OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTOR ELIGIBILITY AND INVESTMENT LIMITS LEGEND

THESE SECURITIES ARE OFFERED TO BOTH ACCREDITED AND NON-ACCREDITED INVESTORS UNDER REGULATION CROWDFUNDING. THE AMOUNT A NON-ACCREDITED INVESTOR MAY INVEST ACROSS ALL REGULATION CROWDFUNDING OFFERINGS IN ANY 12-MONTH PERIOD IS LIMITED BY RULE 100(a)(2) OF REGULATION CROWDFUNDING, BASED ON ANNUAL INCOME AND NET WORTH. BY SUBSCRIBING, THE INVESTOR AFFIRMS THAT THIS INVESTMENT IS WITHIN THOSE LIMITS AND AGREES TO PROVIDE SUPPORTING INFORMATION IF REQUESTED.



CANCELLATION OF INVESTMENT COMMITMENTS

YOU MAY CANCEL YOUR INVESTMENT COMMITMENT FOR ANY REASON UNTIL 48 HOURS PRIOR TO THE OFFERING DEADLINE (OR ANY EARLIER CLOSING DATE OF WHICH YOU ARE NOTIFIED) BY FOLLOWING THE CANCELLATION PROCEDURES ON THE INTERMEDIARY'S PLATFORM. IF THE COMPANY MAKES A MATERIAL CHANGE TO THE OFFERING, YOU WILL BE NOTIFIED AND YOUR INVESTMENT COMMITMENT WILL BE CANCELLED UNLESS YOU RECONFIRM IT WITHIN FIVE BUSINESS DAYS. IF THE TARGET OFFERING AMOUNT IS NOT REACHED BY THE OFFERING DEADLINE, YOUR FUNDS WILL BE RETURNED WITHOUT INTEREST OR DEDUCTION. SEE ITEM 12 OF THE FORM C.

RISKS RELATED TO PIRACY

ALL INVESTOR FUNDS FOR THIS OFFERING MUST BE SENT ONLY THROUGH THE PLATFORM OF CROWDFUND MY DEAL, LLC (THE "INTERMEDIARY") TO THE QUALIFIED THIRD-PARTY ESCROW AGENT, LUMINATE BANK. THE COMPANY AND THE MANAGER WILL NEVER ASK YOU TO SEND FUNDS DIRECTLY TO THEM. RECENT PIRACY ACTIVITIES ASSOCIATED WITH SECURITIES OFFERINGS AND REAL ESTATE TRANSACTIONS INVOLVE HACKING COMPANY EMAILS AND SENDING DIRECTIONS TO INVESTORS TO RE-DIRECT THEIR FUNDS TO ANOTHER LOCATION. ANOTHER STRATEGY USED BY HACKERS IS TO CREATE A WEBSITE NEARLY IDENTICAL TO THE COMPANY'S AND SEND EMAILS DIRECTING INVESTORS TO GO TO THE WEBSITE TO DEPOSIT THEIR FUNDS.

IF YOU RECEIVE ANY REQUEST BY EMAIL OR OTHERWISE TO SEND MONEY RELATED TO THIS OFFERING OUTSIDE THE INTERMEDIARY'S PLATFORM, DO NOT SEND FUNDS, AND CONFIRM THE REQUEST BY PHONE USING THE PHONE NUMBERS AND CONTACT INFORMATION CONTAINED IN THE SUBSCRIPTION AGREEMENT THE COMPANY SENT YOU DIRECTLY. DO NOT RESPOND TO ANY ATTEMPTS FROM THIRD PARTIES VIA EMAIL ASKING YOU TO REROUTE YOUR FUNDS AND DO NOT CLICK ON ANY LINKS IN AN EMAIL OTHER THAN THE ORIGINAL EMAIL WE SENT YOU THAT DIRECT YOU TO ANOTHER LINK. ADDITIONALLY, IF YOU SHOULD RECEIVE SUCH REQUESTS, PLEASE REPORT IT TO THE MANAGER IMMEDIATELY BY PHONE AND FORWARD THE QUESTIONABLE EMAIL SO THAT THE MANAGER CAN PROMPTLY ADDRESS IT. IF YOU RESPOND TO SUCH REQUESTS AND SEND FUNDS WITHOUT CONFIRMING IT WITH THE MANAGER, YOU ARE RESPONSIBLE FOR ANY LOSSES THAT RESULT.

RISKS RELATED TO CYBERSECURITY AND FRAUDULENT FUNDING INSTRUCTIONS

INVESTORS MAY TRANSMIT FUNDS ONLY THROUGH THE INTERMEDIARY'S PLATFORM TO THE ESCROW AGENT, LUMINATE BANK. THERE HAVE BEEN INCREASING INCIDENTS OF FRAUD IN CONNECTION WITH SECURITIES OFFERINGS AND REAL ESTATE TRANSACTIONS, INCLUDING THE HACKING OF COMPANY EMAIL ACCOUNTS AND THE CREATION OF FAKE WEBSITES DESIGNED TO MISLEAD INVESTORS INTO TRANSMITTING FUNDS TO UNAUTHORIZED ACCOUNTS.

YOU MUST NOT RELY ON ANY FUNDING OR WIRE INSTRUCTIONS RECEIVED BY EMAIL UNLESS YOU HAVE VERIFIED THEM DIRECTLY WITH THE MANAGER USING THE CONTACT INFORMATION PROVIDED IN THE SUBSCRIPTION AGREEMENT OR OTHER OFFICIAL OFFERING MATERIALS SENT TO YOU BY THE COMPANY. DO NOT RESPOND TO OR CLICK LINKS CONTAINED IN SUSPICIOUS OR UNFAMILIAR EMAILS.

IF YOU RECEIVE ANY COMMUNICATION THAT APPEARS QUESTIONABLE, YOU MUST IMMEDIATELY CONTACT THE MANAGER BY TELEPHONE AND FORWARD THE COMMUNICATION FOR VERIFICATION. THE COMPANY WILL NOT BE RESPONSIBLE FOR LOSSES RESULTING FROM AN INVESTOR'S FAILURE TO CONFIRM WIRE INSTRUCTIONS DIRECTLY WITH THE MANAGER

TABLE OF CONTENTS

HOW TO SUBSCRIBE TO THIS OFFERING

If you wish to acquire Investor Units, consisting of Income Units and Equity Units (the Units or Interests), in Meridian Growth Collective LLC, a New York limited liability company (the Company), please read this entire Subscription Agreement and follow the instructions to ensure that you complete every Section that applies to you. Look for "TO WHOM THIS SECTION APPLIES" in the beginning of each Section or question to see if it applies to you. All relevant Sections must be completed in order to be considered as an Investor/Member in the Company.

The Units are offered at $10.00 per Unit, with a minimum investment of $500 (50 Units). You must elect to purchase either Income Units or Equity Units, as described in the Form C and Article 2.1 of the Operating Agreement. Investors who purchase Income Units or Equity Units before the Company has raised $1,000,000 from the sale of Investor Units will receive 5% additional Units of the class purchased (Bonus Interests).

To subscribe, go to the funding portal operated by Crowdfund My Deal, LLC (the Intermediary) at **Meridian.crowdfundmydeal.com** and create your investor account. Review the offering documents, complete this Subscription Agreement, and follow the instructions. If you need help with access, please email **Jason@Living585.com**.

Fund your subscription through the registered investor portal. Your funds will be held in escrow by Luminate Bank, a qualified third-party escrow agent, and will be released to the Company only at a closing after the target offering amount of $5,000 has been reached. The portal confirms your payment automatically. If you have a question about your payment, please email **Jason@Living585.com** and include:

- The amount of your Subscription, and
- The date you submitted your payment and the confirmation number shown in the portal.

If your subscription is accepted, the Manager will send you a receipt from the Company showing the number of Interests purchased and the total purchase price of the Interests that you should retain for your records.

If you have questions, please call Jason Johansen at 585-294-0202 or email him at **Jason@Living585.com**.

ADMISSION TO THE COMPANY, REPRESENTATIONS AND WARRANTIES

TO WHOM THIS SECTION APPLIES:

ALL SUBSCRIBERS MUST REVIEW THIS SECTION AND CHECK THE APPLICABLE BOXES.

ADMISSION TO THE COMPANY

This offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. It is open to both accredited and non-accredited investors, subject to the investment limits set by Rule 100(a)(2) of Regulation Crowdfunding.

I understand that my admission to the Company as a Member is contingent upon the Manager's acceptance of my subscription, which the Manager may accept or reject in whole or in part in its sole discretion. If my subscription is accepted, I will be admitted as an Investor Member at the closing at which my funds are released from escrow and my Units are delivered, and Preferred Returns on my Units will accrue from the date of that closing. I may cancel my investment commitment for any reason until 48 hours prior to the offering deadline (or any earlier closing date of which I am notified), as described in Item 12 of the Form C; after that time, my investment commitment may not be cancelled except as required by Regulation Crowdfunding following a material change to the offering.

I understand that my funds will be held in escrow by Luminate Bank, a qualified third-party escrow agent, until a closing occurs, and will then be released to the Company, less the Intermediary's fees, for use as described in the Form C filed with the Securities and Exchange Commission (Form C). The Company will hold in confidence any other documents I have furnished, including this Subscription Agreement.

If my subscription is not accepted by the Manager, if I cancel my investment commitment as permitted above, or if the target offering amount is not reached by the offering deadline, my funds will be returned to me promptly by the escrow agent without interest or deduction.

Capitalized terms in this Agreement, where not defined herein, are ascribed the meaning set forth in the Form C or, if not defined there, in the Operating Agreement.

REPRESENTATIONS AND WARRANTIES

The undersigned hereby makes the following representations and warranties to the Company:

INVESTOR ELIGIBILITY

I confirm that I am eligible to invest in this Regulation Crowdfunding offering and that this investment is within the limits that apply to me:

CHECK THE BOX BELOW THAT APPLIES TO YOU. NON-ACCREDITED INVESTORS ARE SUBJECT TO THE 12-MONTH INVESTMENT LIMITS IN RULE 100(a)(2) OF REGULATION CROWDFUNDING:

- ☐ I am a non-accredited investor. This investment, together with all other Regulation Crowdfunding investments I have made in the past 12 months, is within the limits set by Rule 100(a)(2) of Regulation Crowdfunding; or
- ☐ I am an accredited investor as defined in Rule 501(a) of Regulation D. The Regulation Crowdfunding investment limits do not apply to me.

OTHER REPRESENTATIONS

I further attest to my suitability for this investment as follows:

I have reviewed the educational materials provided by the Intermediary, and I understand that I may lose my entire investment and that I must be able to bear that loss; and☐

- ☐ My overall commitment to investments that are not readily marketable is not disproportionate to my net worth and my investment in the Company will not cause such overall commitment to be excessive; and
- ☐ All information I have provided in response to questions contained within this Subscription Agreement is true and correct as of the date hereof.

RISKS OF INVESTING IN THE COMPANY

I have evaluated the risks of investing in the Company and hereby attest that all of the following statements are true and correct:

- I understand that the Form C is very important to my understanding of an investment in the Company and hereby warrant that I have read the entire Form C, all of the Exhibits to the Form C provided by the Manager, including the entire Operating Agreement and this Subscription Agreement; and
- I confirm that all documents I have requested to satisfy my own due diligence inquiry regarding the Company, its business plan and the Manager have been made available and that I have been able to ask questions of the Manager and have been supplied with such additional information concerning this investment as I have requested; and
- I recognize that an investment in the Company involves substantial risks and I have taken full cognizance of and understand all risks related to owning Interests in the Company, including, but not limited to, those set forth in the Offering materials. I am aware that this investment is highly speculative and I am capable of bearing the degree of economic risks and burdens of this

investment, including, without limitation, the possibility of a complete loss of all contributed capital, and the lack of a public market such that it might not be possible to liquidate this investment; and

- The offer to invest in the Company was made to me through the Intermediary's platform or through communications permitted by Rule 204 of Regulation Crowdfunding, and I have had the opportunity to ask questions and receive answers concerning the terms and conditions of this transaction through the Intermediary's communication channels; and
- These Interests are being acquired for my own account, or the account of the entity I represent, solely for investment, and are not being purchased with a view to or for the resale, distribution, division or fractionalization thereof; and
- My Interests may not be transferred for one year from the date of purchase except as permitted by Rule 501 of Regulation Crowdfunding, and at any time may be transferred only: (i) pursuant to registration under the Securities Act of 1933 and applicable state securities laws or an available exemption; (ii) with the approval of the Manager, which may be withheld; (iii) after first being offered to the Company, the Manager and the other Members in the order of preference set forth in Article 11 of the Operating Agreement; (iv) upon the Company's receipt of an opinion of counsel satisfactory to the Company and its counsel as to the availability of an exemption; (v) if the transfer will not cause the Company to be taxed other than as a partnership or to become subject to the Investment Company Act of 1940; and (vi) upon payment of any transfer costs and a processing fee of up to $1,000 per purchaser, as provided in the Operating Agreement; and
- I am able to bear the economic risk that any investment in the Company could become completely worthless.

I am aware of all of the following:

- The Company has no financial or operating history;
- An investment in the Units is long-term. Investors should expect to hold their Units for approximately five to seven years, and during the Company's seven-year Reinvestment Period the Manager may reinvest principal from property sales or refinancings in new properties rather than distribute it;
- There are substantial restrictions on the transferability of the Interests, which may not be transferred for one year from the date of purchase except as permitted by Rule 501 of Regulation Crowdfunding, and at any time only in compliance with the transfer requirements of the Operating Agreement, including the Manager's approval, rights of first refusal and an opinion of counsel; furthermore, the Interests will not be, and Investors in the Company have no rights to require that the Interests be, registered under the Securities Act of 1933, or any other state or federal act, and any such registration is unlikely;
- Financial projections and forecasts, if any, in the materials provided by the Manager are only management's estimates based on assumptions therein stated. There is no assurance or guarantee that any such projections and forecasts will be met;
- At any time, the amount of Distributions or tax effects that may be available as a result of investment in the Company is not susceptible to absolute prediction, and different future occurrences, interpretations or new developments in rulings of the Internal Revenue Service (IRS), court decisions or legislative changes may have an adverse effect thereon;
- No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation nor endorsement, of the Interests;
- I recognize that the Company will be subject to various conflicts of interest arising out of its relationship with the Manager and Affiliates of the Manager. I understand that the agreements and arrangements including those relating to compensation of the Manager by the Company are not the result of arm's length negotiations. I understand the Company will not have independent administrative management and will rely upon the Manager and Affiliates of the Manager for management;
- I understand that the Manager has retained legal counsel who has prepared the Operating Agreement and that such attorney solely represents the Company or the Manager, and has not agreed to represent any of the Members of any membership class. I have been advised to seek my own legal counsel. I have access to adequate legal counsel, and to the extent desired have received advice from my own independent legal counsel and have relied exclusively thereon;
- I understand that the Manager may receive substantial compensation pursuant to the Operating Agreement. I have reviewed the interests and compensation to the Manager and am satisfied that such is reasonable in connection with the Company and my purchase of interests therein; and
- I understand that the Offering materials supersede any other facts or assumptions that may have been represented, guaranteed, or warranted to me by any person, expressly or by implication, or in any way connected with or related to this Offering.

INVESTMENT LIMITS AND VERIFICATION

In addition to your Representations above, the registered investor portal through which this offering is conducted will confirm your identity and that your investment is within the limits that apply to you under Regulation Crowdfunding. You agree to provide the information the portal requests for this purpose.

The portal will not accept a subscription that would exceed those limits. If you are an accredited investor, the limits in Rule 100(a)(2) do not apply to you.

ELECTRONIC SIGNATURE AND COMMUNICATIONS NOTICE AND CONSENT

Digital ("electronic") signatures, often referred to as an "e-signature," enable paperless contracts and help speed up business transactions. The Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. Chapter 96) was meant to ease the adoption of electronic signatures.

You execute this Subscription Agreement by your electronic signature through the registered investor portal, as prescribed in the bulleted paragraphs below. No printed, scanned, or mailed signature pages are accepted.

- The mechanics of the electronic signature requested herein include your execution of both this Subscription Agreement and the Operating Agreement for the Company in a single signature block. By typing in your name, with the underlying software recording your IP address, your browser identification, the timestamp, and a security hashtag within an SSL encrypted environment, you will have accepted and agreed, without reservation, to all of the terms and conditions contained within this Subscription Agreement and the Operating Agreement (collectively, the Agreements). Your electronically signed Agreements will be stored by the Company in such a manner that the Company can access them at any time.
- You hereby consent and agree that the electronic signature below constitutes your signature, acceptance and agreement of both the Subscription Agreement and the Operating Agreement as if each of these documents were actually signed by you in writing. Further, all parties agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement and simultaneously, the Operating Agreement shall be legally binding and that such transaction has been authorized by you. You agree that your electronic signature below is the legal equivalent of your manual signature on both this Subscription Agreement and the Operating Agreement and that you consent to be legally bound by terms and conditions of such Agreements. The Subscription Agreement and Operating Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Furthermore, you hereby agree that all current and future notices, confirmations and other communications regarding this Subscription Agreement or the Operating Agreement specifically, and/or future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the vesting information below or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to a recipient’s spam filters by the recipient’s email service provider, or due to a recipient’s change of address, or due to technology issues by a recipient’s service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to you; and if you desire physical documents, you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

- **Your Consent is Hereby Given:** By signing this Subscription Agreement, you are explicitly agreeing to receive documents electronically, including your copy of this signed Subscription Agreement and the Operating Agreement, as well as ongoing disclosures, communications and notices.
- By signing this document, the subscriber is agreeing to both the Operating Agreement and the Subscription Agreement and all provisions, clauses, representations, warranties, acknowledgments and covenants contained therein, each of which: (i) shall be binding on the heirs, executors, administrators, successors and permitted assigns of the undersigned, and (ii) may not be cancelled, withdrawn, revoked, or terminated by the undersigned except as set forth therein or as permitted by Rule 304 of Regulation Crowdfunding. If there is more than one signatory hereto, the representations, warranties, acknowledgments and agreements of the undersigned are made jointly and severally.
- The undersigned acknowledge that, by executing the Operating Agreement and thereby becoming a Member of the Company, they have read, understand, and agree to the dispute resolution procedure described in Article 13 thereof, under which disputes are resolved by negotiation, mediation and, if necessary, binding arbitration administered by JAMS in Rochester, New York (unless all parties agree in writing to litigate), and recoveries are limited as described therein; they have sought advice of their own counsel to the extent they deem necessary; and they are giving up their right to trial by jury and their right to conduct full pretrial discovery for claims subject to arbitration. Claims arising under the federal securities laws are not subject to mandatory arbitration, and any claim arising under the Securities Act of 1933 must be brought exclusively in the federal district courts located in the State of New York.

TITLE-HOLDING PREFERENCE

TO WHOM THIS QUESTION APPLIES:

All subscribers must choose one of the options below, which will tell the Manager how you will take title to your Interests. Note: If you are investing in a self-directed IRA, your IRA custodian must sign this Subscription Agreement on your behalf. I will take title to my Interests as follows (CHECK ONE):

- ☐ Individual
- ☐ Company (see notes below)
- ☐ Joint tenants with right of survivorship
- ☐ Tenants in common
- ☐ Community property
- ☐ Keogh Plan (HR 10 or 401(k) Plan)
- ☐ Self-Directed Individual Retirement Account (Custodian must sign on your behalf)
- ☐ Roth Individual Retirement Account
- ☐ SEP Retirement Account
- ☐ Pension or profit-sharing trust

- ☐ Married but separate property (Spouse must complete Community Property Waiver)
- ☐ Employee Benefit Plan
- ☐ Other ____
- ☐ Trust
- ☐ Custodian under Uniform Gift to Minors Act

SIGNATURES & INVESTOR INFORMATION

TO WHOM THIS SECTION APPLIES:

All prospective Members of the Company must provide the requested information and their signatures on the following pages.

SIGNATURE OF SUBSCRIBER (INDIVIDUAL)

The undersigned herewith subscribes for the number of Units set forth below:

Class of Investor Units (check one): ☐ Income Units ☐ Equity Units

Price per Unit: $10.00

Number of Units subscribed (minimum 50 Units / $500): ______________

Total Purchase Price: ______________

By signing below, I expressly agree that the electronic signature below (if applicable) or my natural signature below constitutes my signature, and my acceptance and agreement to both the Subscription Agreement and the Operating Agreement as if each of these documents were actually signed by me manually in writing. I further declare, by my signature below, under penalty of perjury under the laws of the State of Residence provided below, that the foregoing is true and correct.

SUBSCRIBER 1	SUBSCRIBER 2
Printed Name:	Printed Name:
Street Address:	Street Address:
City & State:	City & State:
Zip Code:	Zip Code:
Phone:	Phone:
Email:	Email:
State of Residence:	State of Residence:
SSN:	SSN:
Date:	Date:
Signature:	Signature:

SIGNATURE OF SUBSCRIBER (ENTITY)

The undersigned herewith subscribes for the number of Units set forth below:

Class of Investor Units (check one): ☐ Income Units ☐ Equity Units

Price per Unit: $10.00

Number of Units subscribed (minimum 50 Units / $500): _______________

Total Purchase Price: _______________

By signing below, I expressly agree that the electronic signature below (if applicable) or my natural signature below constitutes my signature, and my acceptance and agreement to both the Subscription Agreement and the Operating Agreement as if each of these documents were actually signed by me manually in writing. I further declare, by my signature below, under penalty of perjury under the laws of the State of Residence provided below, that the foregoing is true and correct.

SUBSCRIBER
SUBSCRIBER:
By:
Its:
Street Address:
City & State:
Zip Code:
Phone:
Email:
State of Organization:
Taxpayer ID No.:
Date:
Signature:

SIGNATURE OF SUBSCRIBER (SELF-DIRECTED IRA)

IF YOU ARE SUBSCRIBING VIA YOUR SELF-DIRECTED INDIVIDUAL RETIREMENT ACCOUNT (IRA) AND YOUR IRA CUSTODIAN REQUIRES IT, HAVE THEM COMPLETE THE IRA CUSTODIAN SECTION OF THIS PAGE AFTER YOU COMPLETE THE BLANKS IN THIS AGREEMENT AND INSERT YOUR PERSONAL INFORMATION BELOW.

The undersigned herewith subscribes for the number of Units set forth below:

Class of Investor Units (check one): ☐ Income Units ☐ Equity Units

Price per Unit: $10.00

Number of Units subscribed (minimum 50 Units / $500): _____________

Total Purchase Price: _____________

By signing below, I expressly agree that the electronic signature below (if applicable) or my natural signature below constitutes my signature, and my acceptance and agreement to both the Subscription Agreement and the Operating Agreement as if each of these documents were actually signed by me manually in writing. I further declare, by my signature below, under penalty of perjury under the laws of the State of Residence provided below, that the foregoing is true and correct.

SUBSCRIBER/ACCOUNT HOLDER	IRA CUSTODIAN (IF REQUIRED BY IRA COMPANY)
Printed Name:	Printed Name:
Street Address:	Street Address:
City & State:	City & State:
Zip Code:	Zip Code:
Phone:	Phone:
Email:	Email:
State of Residence:	OTHER INFORMATION:
SSN:	REFERENCE NO. (IF APPLICABLE):
Date:	Date:
Signature:	Signature:

BAD ACTOR QUESTIONS

TO WHOM THIS SECTION APPLIES:

COMPLETE THIS FORM ONLY IF YOU ARE ACQUIRING BENEFICIAL OWNERSHIP OF 20% OR MORE OF THE COMPANY'S OUTSTANDING VOTING EQUITY SECURITIES, CALCULATED ON THE BASIS OF VOTING POWER, OR IF YOU ARE PARTICIPATING AS A MEMBER OF THE MANAGEMENT TEAM OR ARE PROMOTING THE OFFERING, IF YOU HAVE NOT ALREADY SUBMITTED THIS DOCUMENT TO THE MANAGER IN CONNECTION WITH THIS OFFERING.

THIS QUESTIONNAIRE MUST BE COMPLETED PERSONALLY BY THE INDIVIDUAL(S) WHO ARE MAKING INVESTMENT DECISIONS ON THEIR OWN BEHALF OR ON BEHALF OF AN ENTITY THEY REPRESENT. DO NOT SIGN THIS FORM ON BEHALF OF YOUR ENTITY AS IT PERTAINS TO YOU PERSONALLY.

1. I have carefully reviewed the list of events below:

☐ Yes ☐ No

2. Check "Yes" if any of the events are applicable to you, and check "No" if none of the events are applicable to you:

☐ Yes ☐ No

3. If you checked "Yes" to the immediately preceding question, please indicate which event is applicable to you and provide additional information in an attachment to this questionnaire.

EVENT	CHECK IF APPLICABLE
Were you convicted, within ten years before today's date, of any felony or misdemeanor: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the United States Securities and Exchange Commission ("SEC"); or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities?	☐
Are you subject to any order, judgment or decree of any court, entered within five (5) years before today's date, that, as of today's date, restrains or enjoins you from engaging or continuing to engage in any conduct or practice: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the SEC; or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities?	☐
Are you subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (A) as of today's date, bars you from: (1) association with an entity regulated by such commission, authority, agency, or officer; (2) engaging in the business of securities, insurance or banking; or (3) engaging in savings association or credit union activities; or (B) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale?	☐
Are you subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, as of today's date: (A) suspends or revokes your registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (B) places limitations on your activities, functions or operations; or (C) bars you from being associated with any entity or from participating in the offering of any penny stock?	☐

EVENT	CHECK IF APPLICABLE
Are you subject to any order of the SEC entered within five years before today's date that, as of today, orders you to cease and desist from committing or causing a violation or future violation of: (A) Any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, Section 15(c)(1) of the Securities Exchange Act of 1934 and Section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or (B) Section 5 of the Securities Act of 1933?	☐
Are you suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?	☐
Have you filed (as a registrant or issuer), or were or were named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before today's date, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, as of today's date, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?	☐
Are you subject to a United States Postal Service false representation order entered within five (5) years before today's date, or are, as of today's date, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?	☐

If any of the above questions is answered affirmatively, a further review of the rules will be required to determine whether the exact nature of the event requires disclosure or is a disqualification with respect to Rule 503 of Regulation Crowdfunding.

I, ____[INSERT YOUR NAME] declare under penalty of perjury under the laws of the State of _______________ that the foregoing is true and correct.

DATED: _______________

SIGNATURE: ____

PRINTED NAME: ____

COMMUNITY PROPERTY WAIVER

TO WHOM THIS APPLIES:

ONLY COMPLETE THIS SECTION IF YOU ARE MARRIED AND ACQUIRING INTERESTS (OF ANY CLASS) AS YOUR SOLE AND SEPARATE PROPERTY. IF SO, YOU MUST HAVE YOUR SPOUSE COMPLETE THIS COMMUNITY PROPERTY WAIVER AND THE ATTACHED NOTARY ACKNOWLEDGMENT FORM AND RETURN IT TO THE MANAGER:

Note: This applies only to residents of Community Property states, including Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico.

WAIVER OF COMMUNITY PROPERTY BY SPOUSE

Name of Member: ______________________________

(a) ______________________ [Name of spouse] agrees that all property of any nature or in any place, including but not limited to the earnings and income resulting from the personal services, skill, effort, and work belonging to, acquired by or coming to ____________________ [Name of Member] during the marriage; but only relating to any such earnings and income related to and derived from Meridian Growth Collective LLC; shall be the separate property of Member, and shall be subject to his/her disposition as separate property, in the same manner as if no marriage had been entered into.

(b) ______________________ [Name of spouse] acknowledges that, except for this Agreement, the earnings and income resulting from the personal services of _______________ [Name of Member] during the marriage (again, only relating only to such earnings and income related to and derived from Meridian Growth Collective LLC) would otherwise be community property in which ________________________ [name of spouse] would have a one-half Interest, but that by this Agreement those earnings and income are made the separate property of __________________ [Name of Member].

(c) ______________________ [Name of spouse] waives and releases any and all equitable or legal claims and rights, actual, inchoate, or contingent that he or she may acquire in the separate property of the other by reason of their marriage (again, only relating only to such earnings and income related to and derived from Meridian Growth Collective LLC), including but not limited to: (1) The right to a family allowance; (2) The right to a probate homestead; (3) The right to claims of dower, curtesy, or any statutory substitutes provided by the laws of the State in which the parties or either of them die, domiciled, or in which they own real property; (4) The right of election to take against the will of the other; (5) The right to a distributive share in the estate of the other should he or she die intestate; (6) The right to declare a homestead in the separate property of the other; and (7) The right to act as estate administrator of the other; with respect only to the separate property associated with this subscription.

DATED: ____________

SIGNATURE OF SPOUSE: ____________________________________

NOTARY ACKNOWLEDGMENT

ONLY COMPLETE IF SPOUSE IS PROVIDING A COMMUNITY PROPERTY WAIVER

State of ___________________________

County of _________________________

On _______________, before me, ______________________________, a Notary Public in and for said County and State, personally appeared [INSERT NAME] ______________________________, personally known to me (or proved on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed on the attached instrument entitled "COMMUNITY PROPERTY WAIVER BY SPOUSE" dated [INSERT DATE]__________________ and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

____ [Seal]

Signature

MANAGER TO COMPLETE:

MERIDIAN GROWTH COLLECTIVE LLC

ACCEPTANCE OF SUBSCRIPTION – RECEIPT AND ACKNOWLEDGMENT

INSTRUCTIONS TO MANAGER: RETURN A COPY OF THIS COMPLETED PAGE TO EACH MEMBER.

INSTRUCTIONS TO MEMBERS: KEEP THIS PAGE AS A RECEIPT FOR YOUR INTERESTS.

DATE AGREEMENT RECEIVED:	
NAME OF SUBSCRIBER:	
PORTAL CONFIRMATION NUMBER:	
INVESTMENT AMOUNT:	# OF UNITS ACQUIRED (INCLUDING BONUS UNITS, IF ANY): CLASS (INCOME/EQUITY):
INVESTMENT LIMITS VERIFIED BY INTERMEDIARY:	

ACCEPTANCE AND ACKNOWLEDGMENT OF SUBSCRIPTION:

ACCEPTANCE DATE: ________________

Meridian Growth Collective LLC,
A New York limited liability company

By: its Manager,
Meridian Growth Partners LLC,
A New York limited liability company

____

By: Jason Johansen, its manager

EACH PURCHASER REPRESENTS THAT IT IS PURCHASING INTERESTS FOR ITS OWN ACCOUNT (OR THE ACCOUNT OF THE ENTITY IT REPRESENTS) AND NOT WITH A VIEW TO SELL IN CONNECTION WITH ANY DISTRIBUTION OF THE SECURITY.